

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 17, 2017

Richard J. Randolph III
Chief Executive Officer
Randolph Acquisitions, Inc.
4228 1st Avenue, Unit 15
Tucker, GA 30084

> **Re: Randolph Acquisitions, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 16, 2017**
> **File No. 333-216730**

Dear Mr. Randolph:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Lee W. Cassidy, Esq.
       Cassidy & Associates